UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Sphere 3D Corp

File No. 333-197569 - CF#31588

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Sphere 3D Corp submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-4 registration statement filed on July 23, 2014, as amended.

Based on representations by Sphere 3D Corp that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.12	through July 8, 2023
Exhibit 10.13	through July 8, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary